Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements (“CFS”) and related notes that appear in this interim report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Li Bang International Corporation Inc. (“Li Bang International”) was incorporated in the Cayman Islands on July 8, 2021. Li Bang International and its subsidiaries (collectively, the “Company” or “we”) conduct its operations in China through its operating subsidiaries in China. Our main business is to design, develop, produce and sell stainless steel commercial kitchen equipment in China under our “Li Bang” brand. Additionally, we provide customers with comprehensive services, from commercial kitchen design in the early stage to equipment installation and after-sales maintenance.

Our production plant in China is more than 10,000 square meters. We use modern production facilities and state-of-the-art procedures. Furthermore, as a new technology enterprise in Jiangsu Province, we fall within the scope of advanced technology enterprises that benefit from key national support for residential companies that employ continuous R&D activities and transformational technical achievements to form core independent intellectual property rights. On this basis, we carry out our business activities within the PRC and enjoy the advantage of a 15% preferential corporate income tax rate for companies that have been registered for more than one year. Our Company approaches technology R&D as the keystone principle to obtain new national invention patents, utility model patents, and for passing a number of system certifications. We have earned a great reputation in the industry by having our products featured in the Government Energy-Saving Equipment Catalog. The future of R&D in the manufacturing sector of commercial kitchen appliance equipment will trend toward automation, scale, service integration, intelligence, energy conservation, and environmental protection, and we expect our market prospects will be broader.

Our Operating Subsidiaries mainly undertake projects of middle- and high-end customer groups by bidding on contracts. Our customer base consists of international hotels, companies, public institutions, educational institutions, hospitals, and other facilities. Our Operating Subsidiaries provide customized design solutions for different types of customer groups. In addition, our Operating Subsidiaries have qualifications and certificates of professional engineering construction and installation so that our Operating Subsidiaries can provide independent installation services.

Our Operating Subsidiaries sell products and provide services under our “Li Bang” brand, and our income comes from these sales, of which installation and after-sales services do not separately generate revenue. Our Operating Subsidiaries established sustainable business relationships with clients in Shanghai, Jiangsu and Zhejiang by setting up branches and subsidiaries to provide after-sales services for local projects. In addition, Our Operating Subsidiaries are also actively building our sales network and client base in Shenzhen and Beijing, the sixth and second largest cities in China, respectively.

At the same time, Our Operating Subsidiaries always pay attention to the extension of services after the delivery of commercial kitchen equipment with our existing clients. Our Operating Subsidiaries vigorously promote our after-sales service module, providing technical consultation, training and guidance, post-sale upgrades, and other comprehensive supporting services to increase customer loyalty. The reputation we foster by doing so is conducive to enlarging our client base through gaining new customers.

Our Operating Subsidiaries are committed to making innovative and high-quality kitchen appliance products, and strive to become a first-class commercial kitchen appliance manufacturer in China. Our goal is to develop into a household name brand synonymous with the products we manufacture.

Our Organization

Li Bang International was incorporated in the Cayman Islands on July 8, 2021.

On July 8, 2021, the Company’s shareholders approved a Memorandum and Articles of Association, pursuant to which 500,000,000 shares were authorized as ordinary shares with a par value of US$0.0001 per share, and the Company issued 10,000 ordinary shares. On July 15, 2022, in connection with the reorganization, the Company issued 16,990,000 ordinary shares which was treated as a stock split. The Company issued:

●	12,801,000 ordinary shares to Maple Huang Holdings Limited;

●	2,635,000 ordinary shares to Funa Lee Holdings Limited;

●	799,000 ordinary shares to Army Chan Holdings Limited; and

●	765,000 ordinary shares to Delight Wang Holdings Limited.

Of the 17,000,000 outstanding ordinary shares, 75.3% are owned by Maple Huang Holdings Limited, a British Virgin Islands(“BVI”) company, controlled by Huang Feng, our CEO and Chairman of the Board; and 15.5% are owned by Funa Lee Holdings Limited, a BVI company, controlled by Li Funa, Huang Feng’s spouse. Therefore, Huang Feng beneficially owns 90.8% of the Company.

On July 26, 2021, Li Bang International formed its wholly owned subsidiary, Li Bang International Hong Kong Holdings Limited (“Li Bang HK”) in Hong Kong. On August 18, 2021, Li Bang HK formed its wholly owned subsidiary, Jiangsu Li Bang Intelligent Technology Co., Limited (“Li Bang Intelligent Technology” or “WOFE”) in PRC.

Suzhou Deji Kitchen Engineering Co., Limited (“Suzhou Deji”), a limited liability company incorporated on April 8, 2010 under the laws of China, became a Li Bang Intelligent Technology’s wholly-owned subsidiary on November 24, 2021. Wuxi Li Bang Kitchen Appliance Co., Limited (“Wuxi Li Bang”), a limited liability company incorporated on May 18, 2007 under the laws of China, became a Li Bang Intelligent Technology’s wholly-owned subsidiary on December 23, 2021. Li Bang Kitchen Appliance Co., Limited (“Li Bang Kitchen Appliance”), a limited liability company incorporated on March 22, 2019 under the laws of China, became a Li Bang Intelligent Technology’s wholly-owned subsidiary on December 24, 2021. On December 2, 2019, Li Bang Kitchen Appliance established Yangzhou Bangshijie Kitchen Appliance Co., Ltd. (“Yangzhou Bangshijie”), holding 90% of its equity interests. On November 25, 2015, Wuxi Li Bang established Nanjing Bangshijie Kitchen Appliance Co., Ltd. (“Nanjing Bangshijie”), holding 95% of its equity interests. In March 2019, Wuxi Li Bang transferred its ownership in Nanjing Bangshijie to Li Bang Kitchen Appliance.

Suzhou Deji, Wuxi Li Bang, Li Bang Kitchen Appliance, Yangzhou Bangshijie and Nanjing Bangshijie are our operating entities. (collectively the “Operating Subsidiaries”, or the “PRC Subsidiaries”)

On October 23, 2024, Li Bang International completed its initial public offering(“IPO”), was listed on the Nasdaq Capital Market, issuing 1,520,000 Ordinary Shares with a par value of US$0.0001 per share and at $4.00 per share, with gross proceeds of $6.08 million. On November 14, 2024, Li Bang International issued 228,000 additional shares for the over-allotment, with par value of US$0.0001 per share and at $4.00 per share, with gross proceeds of $0.91 million. After deducting underwriting discounts, offering expenses, the Company received total net proceeds of approximately $5.23 million.

Reorganization

The Reorganization involved the incorporation of Li Bang International and Li Bang Intelligent Technology, and the transfer of the 100% equity interest of Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang. Consequently, Li Bang International, through its subsidiary Li Bang HK, directly controls Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang, and became the ultimate holding company of all other entities mentioned above.

The Reorganization was accounted for as a recapitalization among entities under common control since the controlling shareholder, Huang Feng, controlled these entities before and after the Reorganization. The Company’s consolidation was accounted for at historical cost and prepared on the basis as if the aforementioned transactions became effective as of the beginning of the first period presented in our consolidated financial statements

Our current corporate structure is as follows:

We generate revenues primarily from providing project and retail sales. Our total revenues increased by approximately $0.99 million or 26.5%, from $3.73 million for the six months ended December 31, 2023 to approximately $4.72 million for the six months ended December 31, 2024. Our gross profit increased by approximately $0.23 million or 37.5% from approximately $0.61 million for the six months ended December 31, 2023, to $0.84 million for the six months ended December 31, 2024. Gross margin increased by 1.4%, to 17.8% for the six months ended December 31, 2024, from 16.4% for the same period in 2023. We had net loss of approximately $1.13 million and approximately $1.46 million for the six months ended December 31, 2024 and 2023, respectively.

Factors Affecting Our Results of Operations

Government policies may impact our business and operating results.

We have not seen any significant impact of unfavorable government policies upon our business in recent years. However, our business and operating results will be affected by the overall economic growth and government policies in the PRC, and our products are currently eligible for certain favorable government tax and other incentives. Unfavorable changes in government policies and these incentives could affect the demand for our products and could materially and adversely affect our results of operations. However, we will seek to make adjustments as required if and when government policies shift.

Exchange rate fluctuations may significantly impact our business and profitability.

All of our operations are in the PRC. Thus, our revenue and operating results may be impacted by exchange rate fluctuations between RMB and U.S. dollars. For the six months ended December 31, 2024 and 2023, we had an unrealized foreign currency translation loss of $33,981 and translation gain of $102,560 respectively, because of changes in the exchange rates. For the fiscal years ended June 30, 2024 and 2023, we had an unrealized foreign currency translation gain of $79,844 and translation loss of $417,717 respectively, because of changes in the exchange rates.

Results of Operations

Comparison of Results of Operations for the Six Months Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the six months ended December 31,2024 and 2023, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended December 31,
	2024		2023		Variance
	Amount (Unaudited)	% of revenue	Amount (Unaudited)	% of revenue	Amount (Unaudited)%
Revenues	$4,716,845	100.0%	$3,729,845	100.0%	$987,000	26.5%
Cost of revenues	(3,875,916)	(82.2)%	(3,118,057)	(83.6)%	(757,859)	24.3%
Gross profit	840,929	17.8%	611,788	16.4%	229,141	37.5%

Operating expenses:
Selling	423,228	9.0%	$368,409	9.9%	$54,819	14.9%
General and administrative	1,464,679	31.1%	1,479,561	39.7%	(14,882)	(1.0)%
Provision for expected credit losses	135,456	2.9%	342,542	9.2%	(207,086)	(60.5)%
Total operating expenses	2,023,363	43.0%	$2,190,512	58.8%	$(167,149)	(7.6)%

Loss from operations	(1,182,434)	(25.2)%	(1,578,724)	(42.4)%	396,290	(25.1)%

Other (expense) income:
Interest expense	(205,482)	(4.4)%	(213,102)	(5.7)%	7,620	(3.6)%
Other income, net	194,583	4.1%	347,670	9.3%	(153,087)	(44.0)%
Total other (expense) income, net	(10,899)	(0.3)%	134,568	3.6%	(145,467)	(108.1)%

Loss before provision for income taxes	(1,193,333)	(25.5)%	(1,444,156)	(38.8)%	250,823	(17.4)%

Income tax (benefit) expense	(67,418)	(1.4)%	18,892	0.5%	(86,310)	(456.9)%

Net loss	(1,125,915)	(24.1)%	(1,463,048)	(39.3)%	337,133	(23.0)%
Net loss attributable to non-controlling interests	(877)	0.0%	(1,350)	0.0%	473	(35.0)%
Net loss attributable to ordinary shareholders	$(1,125,038)	(24.1)%	(1,461,698)	(39.3)%	336,660	(23.0)%

Revenues

Currently, we have two revenue streams: project and retail sales. Total revenue for the six months ended December 31, 2024 increased by $987,000, or 26.5%, to $4,716,845 for the six months ended December 31, 2024 from $3,729,845 for the comparable period in 2023. The increase in our revenues was primarily attributable to the increase in the revenue from project sales.

The following table sets forth the breakdown of our revenues for the six months ended December 31, 2024 and 2023:

	For the Six Months Ended December 31,
	2024		2023		Variance
	Amount (Unaudited)%		Amount (Unaudited)%		Amount (Unaudited)%
Project revenues	$4,451,937	94.4%	$3,488,031	93.5%	$963,906	27.6%
Retail revenues	264,908	5.6%	241,814	6.5%	23,094	9.6%
Total	$4,716,845	100.0%	$3,729,845	100.0%	$987,000	26.5%

Revenues from project sales. Revenues from project sales accounted for 94.4% and 93.5% of our total revenues for the six months ended December 31, 2024 and 2023, respectively. Revenue for project sales increased by $963,906 or 27.6% to $4,451,937 for the six months ended December 31, 2024 from $3,488,031 for 2023. The increase was primarily due to three more projects completed in the six months ended December 31, 2024 compared to the comparable period in 2023.

Revenues from retail sales. Revenues from retail sales accounted for 5.6% and 6.5% of our total revenues for the six months ended December 31, 2024 and 2023, respectively. Revenues from retail sales increased by $23,094 or 9.6% to $264,908 for the six months ended December 31, 2024 from $241,814 for 2023. The change in retail revenues is primarily due to slight increase in total number of retail orders.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenue for the six months ended December 31, 2024 and 2023:

	For the Six Months Ended December 31,
	2024		2023		Variance
	Amount (Unaudited)%		Amount (Unaudited)%		Amount (Unaudited)%
Project cost	$3,676,676	94.9%	$2,932,088	94.0%	$744,588	25.4%
Retail cost	199,240	5.1%	185,969	6.0%	13,271	7.1%
Total	$3,875,916	100.0%	$3,118,057	100.0%	$757,859	24.3%

Cost of project sales increased by $744,588, or 25.4%, to $3,676,676 for the six months ended December 31, 2024 from $2,932,088 for the six months ended December 31,2023. The increase in cost of project sales was primarily due to the increase in project revenues.

Cost of retail sales increased by $13,271 or 7.1% to $199,240 for the six months ended December 31, 2024 from $185,969 for the six months ended December 31, 2023. The increase was mainly due to the increase in retail revenues.

Gross Profit

Gross profit was $840,929 for the six months ended December 31, 2024, an increase of $229,141, from $611,788 for the six months ended December 31, 2023. Gross margin increases by 1.4%, to 17.8% for the six months ended December 31, 2024 from 16.4% for the six months ended December 31, 2023.

Our gross profit and gross margin by revenue types were as follows:

	For the Six Months Ended December 31,
	2024		2023		Variance
	Gross profit (Unaudited)	Margin %	Gross profit (Unaudited)	Margin %	Gross profit (Unaudited)	Margin %
Project revenues	$775,261	17.4%	$555,943	15.9%	$219,318	1.5%
Retail revenues	65,668	24.8%	55,845	23.1%	9,823	1.7%
Total	$840,929	17.8%	$611,788	16.4%	$229,141	1.4%

Gross profit for project sales increased by $219,318 to $775,261 for the six months ended December 31,2024, as compared to $555,943 for the six months ended December 31, 2023. Gross margin increased by 1.5%, to 17.4% for the six months ended December 31, 2024, from 15.9% for the comparable period in 2023. The increase in gross profit was due to the lower proportion of purchased parts and higher proportion of self- produced products in specific projects compared to the six months ended December 31, 2023, resulting in lower overall costs. The product mix is determined by project types and contract terms. Management believes the Company’s gross margin will continue to improve as production efficiency increases.

Gross profit for retail sales increased to $65,668 for the six months ended December 31, 2024 from $55,845 for 2023. Gross margin increased by 1.7% to 24.8% for the six months ended December 31, 2024 from 23.1% for the six months ended December 31, 2023. Gross margin has no significant changes for the six months ended December 31, 2024 and 2023.

Operating Expenses

	For the Six Months Ended December 31,
	2024		2023		Variance
	Amount (Unaudited)%		Amount (Unaudited)%		Amount (Unaudited)%
Selling	$423,228	20.9%	$368,409	16.9%	$54,819	14.9%
General and administrative	1,464,679	72.4%	1,479,561	67.6%	(14,882)	(1.0)%
Provision for expected credit losses	135,456	6.7%	342,542	15.6%	(207,086)	(60.5)%
Total operating expenses	$2,023,363	100.0%	$2,190,512	100.0%	$(167,149)	(7.6)%

Selling Expenses

Selling expenses were $423,228 for the six months ended December 31, 2024, an increase of $54,819, or 14.9%, from $368,409 for the comparable period in 2023. The net increase was mainly due to the increase in market expansion fees and project bidding fees, which consistent with the revenue growth during the period. The fluctuation in selling expenses is mainly attributable to adjustments in the marketing strategy. Selling expenses may continue to increase as the Company further expands its market presence.

General and Administrative Expenses

Our general and administrative expenses were $1,464,679 for the six months ended December 31, 2024, a decrease of $14,882 or 1.0%, from $1,479,561 for the comparable period in 2023. The decrease was mainly due to the reduction in headcount in administrative departments, net of higher consulting fees compared with the six months ended December 31, 2023. General and administrative expenses may increase due to higher compliance and management requirements after the Company’s IPO.

Provision for expected credit losses

Our provision for expected credit losses was $135,456 for the six months ended December 31, 2024, a decrease of $207,086 or 60.5%, from $342,542 for the comparable period in 2023. The decrease was mainly due to the collection of the accounts receivables from previous projects. And these receivables were recognized as credit losses in prior periods.

Other (expense) income

Interest expense

Interest expense decreased by $7,620, or 3.6%, to $205,482 for the six months ended December 31, 2024, from $213,102 for the six months ended December 31, 2023. Average loan balances were $10,622,587 and $10,125,669 for the six months ended December 31, 2024 and 2023, respectively.

Other income, net

Other income, net decreased by $153,087, or 44.0%, to $ 194,583 for the six months ended December 31, 2024, from $347,670 for the six months ended December 31, 2023, which was mainly due to: (a) brand charge revenue decreased by $77,017; and (b) government subsidies decreased by $36,969; and (c) non-project installation and maintenance revenue decreased by $27,782.

Income tax (benefit) expense

Our income tax benefit was $67,418 for the six months ended December 31, 2024, an increase of $86,310, or 456.9% from expense of $18,892 for the six months ended December 31, 2023.

Income tax benefit for the six months ended December 31, 2024 was primarily due to the net loss incurred in this period, and management only recognized deferred tax assets (DTA) and income tax benefit related to the expected credit losses.

Income tax expense for the six months ended December 31, 2023 was primarily due to the full allowance of DTA that was provisioned in previous years.

Net Loss

As a result of the foregoing, our net loss for the six months ended December 31, 2024 and 2023 was $1,125,915 and $1,463,048, respectively.

Net loss attributable to non-controlling interests

Non-controlling interests are recognized to reflect the portion of net income that is not attributable, directly or indirectly, to the Company from the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 10% and 5% ownership interest in Yangzhou Bangshijie and Nanjing Bangshijie, respectively. The net loss attributable to non-controlling interests was $877 and $1,350 for the six months ended December 31, 2024 and 2023, respectively.

Net loss attributable to ordinary shareholders

Net loss attributable to the Company’s ordinary shareholders decreased by $336,660, or 23% from $1,461,698 for the six months ended December 31, 2023, to $1,125,038 for the six months ended December 31, 2024.

Liquidity and Capital Resources

Our principal sources of liquidity are generated from our operations, bank loans and equity financing. As of December 31, 2024, and June 30, 2024, we had cash of $1,094,269 and $153,914 respectively. Our current assets were $20,314,190 and $15,718,168 as of December 31, 2024 and June 30, 2024, respectively. Our current liabilities were $10,952,735 and $17,018,014 as of December 31, 2024 and June 30, 2024, respectively. Our current ratios as of December 31, 2024 and June 30, 2024 were 1.85 and 0.92, respectively. Total shareholders’ equity as of December 31, 2024 and June 30, 2024 was $7,754,704 and $4,316,848, respectively.

In assessing liquidity, we monitored and analyzed our cash flow requirements, our ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. Our working capital requirements are influenced by the level of our operations and timing of accounts receivable collections. As of December 31, 2024, we had cash of approximately $1.1 million and outstanding bank loans of approximately $10.6 million. If the we require additional funding to finance our operations, our major shareholders indicated their intent and ability to provide such financial support. Based on our current operating activities, we believe the operating activities and existing funds can provide sufficient liquidity for us to meet future liquidity and working capital requirement for at least 12 months through December 31, 2025.

Our capital needs are for daily operations and for financing the development of our business. With the uncertainty of the current market and macroeconomic conditions, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our management is confident that the Company’s accounts receivable and other receivables are collectable.

We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary. Such transfer of funds from Li Bang International or any of our offshore subsidiaries to our PRC Subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) the capital increase of the existing PRC Subsidiaries and establishment of new PRC Subsidiaries must be either filed with or approved by the Ministry of Commerce, or its local counterparts depending on whether the business of the PRC subsidiary is subject to restrictions with respect to foreign investment under the PRC law, and registered with local banks authorized by State Administration of Foreign Exchange (“SAFE”); and (ii) loans to any of our PRC Subsidiaries must not exceed the statutory limits and must be filed with SAFE.

Cash Flows Analysis

Six Months Ended December 31, 2024 Compared to Six Months Ended December 31, 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$258,431	$(171,829)
Net cash used in investing activities	(4,532,991)	(86,871)
Net cash provided by financing activities	5,236,406	17,913
Effect of foreign exchange rate on cash	(2,449)	8,352
Net increase (decrease) in cash and restricted cash	959,397	(232,435)
Cash and restricted cash at the beginning of the period	230,997	541,127
Cash and restricted cash at the end of the period	$1,190,394	$308,692

Operating Activities

Net cash provided by operating activities was $258,431 for the six months ended December 31, 2024, an increase of $430,260 from net cash used of $171,829 for 2023. The increase was mainly due to: (a) a decrease of $337,133 in net loss; (b) an increase of $1.25 million in cash provided by accounts receivable and notes receivable, for the reduced impact from the COVID-19 and improved payment capabilities of customers; and (c) a decrease of $426,547 in cash used in inventories, primarily due to the decrease in procurement for hotel projects. These were partially offset by: (a) a decrease of $207,086 in non-cash expenses for provision for expected credit losses; (b) a decrease of $1.31 million in cash provided by accounts payable and advances from customers, for the decrease in procurement for hotel projects; and (c) an increase of $128,859 in cash used in taxes payable, for the increase in the revenues and related value-added tax.

Investing Activities

Net cash used in investing activities amounted to $4,532,991 for the six months ended December 31, 2024. It was primarily due to: (a) an increase of $4,515,050 in loans lent to third parties; and (b) an increase of $42,177 for purchases of property and equipment.

Net cash used in investing activities was $86,871 for the six months ended December 31, 2023. It was primarily due to the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $5,236,406 for the six months ended December 31, 2024. During the six months ended December 31, 2024, the Company completed its IPO on the Nasdaq Capital Market and received total net proceeds of approximately $5.23 million.

Net cash provided by financing activities was $17,913 for the six months ended December 31, 2023. During the six months ended December 31, 2023, the Company borrowed $783,945 in bank loans as working capital from Suzhou Rural Commercial Bank Co., Ltd., Jiangyin Rural Commercial Bank, Bank of Jiangsu, Bank of Hangzhou and Shenzhen Qianhai Webank, which were offset by the repayment of $691,466. In addition, for the six months ended December 31, 2023, the Company paid deferred registration fees of $74,566.

Loan Facilities

On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $292,000) and RMB27.7 million (approximately $3.85 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB20.8 million ($2,893,551) with interest of 3.5% and RMB6.2 million ($862,501) with interest of 3.8% in March, 2024. These loans will mature on March 20, 2027.

On March 4, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB10 million (approximately $1.4 million) from Jiangyin Rural Commercial Bank and a maturity date of March 3, 2025. The loan was guaranteed by Mr. Huang Feng and Ms. Li Funa. The loan was refinanced and extended to March 2, 2026 with interest of 3.65%. For presentation purposes, the loan is classified as a long-term loan.

On April 2, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB2.7 million ($375,605) from China Merchants Bank Co., Ltd., and a maturity date of October 2, 2024. On September 23, 2024, Li Bang Kitchen Appliance extended the loan to March 23, 2025.The loan was repaid in full upon maturity.

On May 30, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB3 million ($417,339) from Jiangsu Bank Co., Ltd. and a maturity date of May 29, 2025. On May 28, 2025, Li Bang Kitchen Appliance extended the loan to May 28, 2026 with interest of 3.50%. For presentation purposes, the loan is classified as a long-term loan.

On June 18, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB5 million ($695,565) from Jiangsu Bank Co., Ltd. and a maturity date of June 17, 2025. The loan is collateralized by real estate, land use rights and patents. The loan was refinanced and extended to June 10, 2026 with interest of 3.10%. For presentation purposes, the loan is classified as a long-term loan.

On May 15, 2024, Wuxi Libang obtained a working capital loan of 6 million ($834,678) from Jiangyin Rural Commercial Bank and due on May 13, 2025. The loan was guaranteed by Mr. Huang Feng and collateralized by real estate and land use rights. The loan was refinanced and extended to March 2, 2026 with interest of 3.65%. For presentation purposes, the loan is classified as a long-term loan.

On March 6, 2024, Wuxi Libang obtained a working capital loan of 10 million (approximately $1.4 million) from Jiangyin Rural Commercial Bank and due on March 5, 2025. The loan was guaranteed by Mr. Huang Feng and Ms. Li Funa. The loan was refinanced and extended to March 2, 2026 with interest of 3.65%. For presentation purposes, the loan is classified as a long-term loan.

On May 14, 2024, Wuxi Libang obtained a working capital loan of 12 million yuan (approximately $1.7 million) from Jiangyin Rural Commercial Bank and due on May 12, 2025. The loan was collateralized by real estate and land use rights. The loan was refinanced and extended to May 5, 2026 with interest of 3.65%. For presentation purposes, the loan is classified as a long-term loan.

On July 29, 2024, Wuxi Libang obtained a working capital loan from the Bank of Hangzhou, for RMB210,000 ($29,214) and a maturity date of July 27, 2026. According to the agreement, the Company shall repay the principal and interest monthly. As of December 31, 2024, the outstanding principal balance of the loan was RMB181,429 ($25,240). The loan was repaid in full on March 5, 2025.

On July 29, 2024, Wuxi Libang obtained a working capital loan from Shenzhen Qianhai Webank for RMB90,000 ($12,520) and a maturity date of July 27, 2026. The loan was repaid in full on March 5, 2025.

On August 7, 2024, Wuxi Libang obtained a working capital loan from Shenzhen Qianhai Webank for RMB100,000 ($13,911) and a maturity date of July 27, 2026. According to the agreement, the Company shall repay the principal and interest monthly. As of December 31, 2024, the outstanding principal balance of the loan was RMB90,476 ($12,586). The loan was repaid in full on March 5, 2025.

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims, and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not currently considered to be material to the consolidated financial statements.

Contractual Obligations

The Company leases offices premises and apartments in Suzhou, Nanjing, Hefei and Hangzhou for employees under operating lease with terms that are less than one year in duration. The Company made full payment for lease agreements in advance.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our CFS. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or research and development services with us.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Critical Accounting Estimates

Our CFS are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 3 to our CFS. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We consider an accounting estimate to be critical if:

(a)	the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

(b)	the impact of the estimate on financial condition or operating performance is material.

There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed description of our significant accounting policies and related judgments, please see Note 3. You should read the following description of critical accounting estimates in conjunction with our CFS and other disclosures included in our annual report for the year ended June 30, 2024.

Expected Credit Losses

Nature of estimate: Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, adjusted for subsequent changes in expected lifetime credit losses.

Assumptions: The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Our allowance for expected credit losses is based on its assumptions regarding the probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and customers’ performance. We recognized $135,456 and $342,542 expected credit losses of receivables and advances to suppliers for the six-months period ended December 31, 2024 and 2023, respectively.

Our estimate of the key assumptions did not change significantly throughout the periods presented.